SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 — 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

     Form20-F ☐   Form40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐   No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 13, 2004
Boardwalk Equities Inc.

By:
/s/ Paul Moon

Paul Moon
Director of Corporate Communications

January 13, 2004

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARDWALK FILES INFORMATION CIRCULAR ON PROPOSED TRANSACTION

Calgary, Alberta — January 13, 2004 - Boardwalk Equities Inc. (BEI- TSE; NYSE)

Further to the press release issued on January 9, 2004, Boardwalk Equities Inc. has now executed the Acquisition and Arrangement Agreement in connection with the previously announced proposal to reorganize BEI into a real estate investment trust to be called Boardwalk REIT.

An information circular has been prepared in connection with the proposed transaction and filed with the United States Securities and Exchange Commission via EDGAR. A copy of the information circular has also been made available on SEDAR although readers are cautioned that information contained therein may change as a result of SEC review.

Corporate Profile

Boardwalk Equities Inc. is Canada’s largest owner/operator of multi-family rental communities. Boardwalk currently owns and operates in excess of 250 properties with over 31,200 units totaling approximately 26 million net rentable square feet. The Company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $2.3 billion.

For further information please contact:

Boardwalk Equities Inc.
Sam Kolias, President and CEO, (403) 531-9255;
Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer,
(403) 531-9255;
Mike Hough, Senior Vice President, (416) 364-0849;
Paul Moon, Director of Corporate Communications, (403) 531-9255.